UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 10 March 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Interim financial results for the six months ended 31 December 2007

Sasol Limited interim financial results for the six months ended
31 December 2007
These results and comprehensive additional information are available on www.sasol.com
·   Operating profit up 15% to R14,0 billion
·   Synfuels volumes up 4%
·   Headline earnings per share up 18% to R14,56
·   Interim dividend up 18% to R3,65 per share
·   Share repurchase programme advanced, gearing increased to 32%
·   Turnaround of several businesses succeeding
·   Transformation progressing
Overview
Chief executive Pat Davies says:
“Sasol’s continued commitments to safety, to reducing our environmental footprint and to making progress with transformation are part of our core values. These elements are also essential to sustaining our strong financial performance, underpinned by a healthy balance sheet. Sasol is well-positioned for future growth.”
Earnings attributable to shareholders for the six months ended 31 December 2007 increased by
15% to R9,1 billion from R8,0 billion in the comparable period in the previous financial year, while earnings per share and headline earnings per share both increased by 18% over the same period, to R15,05 and R14,56 respectively.
Operating profit of R14,0 billion was 15% higher than the comparable period of the previous financial year. The increase in operating profit was buoyed by higher crude oil prices (average dated
Brent was US$81,83/barrel in 2007 compared with US$64,59/barrel in 2006) and refined product prices, which were partially offset by a 4% strengthening in the average exchange rate (R6,94/US$
in 2007 compared with R7,23/US$ in 2006) and softer refining margins. The average crude oil price exceeded the cap on Sasol Synfuels and Sasol Petroleum International oil hedges during the period
September 2007 to December 2007, resulting in a cash outflow of R465 million. The recognition of the fair value of the oil hedge resulted in an unrealised fair value loss of R1,1 billion at the end of the period as a result of the significant increase in crude oil prices towards the end of December 2007.
Cash of R14,1 billion generated by operating activities represents a 4% increase on the comparable period of the previous financial year.
Chief financial officer Christine Ramon says:
“This pleasing set of results has been achieved under favourable market conditions, supported by continued progress in the restructuring of our overseas chemical business and improved operating performance by our energy business. Good progress in our capital projects such as Oryx GTL, Arya Sasol Polymers and the Selective Catalytic Cracker at
Synfuels is laying the foundation for sustainable growth.”

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

Focus on sustainable development yields results
Sasol’s continued focus on safety and our commitment to sustainable development has led to tangible results:
·  Our safety performance continues to improve. The recordable case rate covering employees and service providers, including injuries and illnesses, improved to 0,64 at 31
   December 2007 from 0,72 at 30 June 2007.

·  We are reducing our environmental footprint. As part of our energy-efficiency initiatives in
   South Africa, an open cycle gas turbine, which will generate electricity from waste gases, has been ordered.

·  We continue to make significant community investments in education, health and welfare, and job creation.
Further progress with transformation
Transformation in South Africa, in line with the Department of Trade and Industry codes on broad-
based black economic empowerment, is gathering momentum:
·  The final terms of our proposed broad-based black economic empowerment (BEE)
   transaction for up to 10% ownership at Sasol Limited level will be announced soon.

·  The second phase of Sasol Mining’s empowerment transaction, valued at R1,9 billion, was announced in October 2007.

·  Procurement from BEE entities reached R2,2 billion for the six months ended 31 December
   2007.

·  Sasol continues to invest heavily in skills development.

·  There has been a further increase in the representation of people from designated groups in managerial, professional and supervisory posts, from 47% at 30 June 2007 to 49% at 31 December 2007.
Significant progress with capital projects
Cash spent on capital projects amounted to R4,0 billion. Major projects advanced include:
·  Significant progress in improving operations at the Oryx GTL plant in Qatar. The plant, which produces both ultra low sulphur diesel and naphtha, achieved average daily production for the six-month reporting period of 9 000 barrels per day, while the average for
   December 2007 exceeded 16 000 barrels per day.

·  The Selective Catalytic Cracker at Sasol Synfuels in South Africa is in operation and has produced ethylene, propylene and gasoline to specification. Some remedial action is still required to ensure sustained operation.

·  Arya Sasol Polymers in Iran reached a major milestone on 5 November 2007, when the ethylene cracker produced its first on-specification product. Sustainable ethylene production is projected for the first quarter of the 2008 calendar year. The low-density and high-density polyethylene polymer plants are being commissioned and beneficial operation is expected in the second and third quarters of the 2008 calendar year, respectively.

·  Construction of the Escravos GTL plant in Nigeria continues. The contract terms have been modified from a fixed lump sum to a reimbursable basis, the impact of which is still being evaluated. A material increase in capital costs is expected.

·  The Octene 3 plant in South Africa, to produce 1-octene for use as a co-monomer in polyethylene production, is being commissioned, with beneficial operation expected towards the first quarter of the next financial year.

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

Operational review
South African energy cluster
Sasol Mining – increased sales volumes
Operating profit of R565 million was 37% higher than the comparable period a year earlier, due primarily to increased export sales volumes at higher export US dollar prices, greater sales volumes at higher prices to Sasol Synfuels and improved coal quality. This increase was partially offset by lower production resulting from certain challenging geological conditions and strike action in
October 2007.
Sasol Gas – continued growth
Operating profit decreased by 21% compared to the first six months of the previous reporting period, to R923 million. However, taking into account the sale of the 25% of the Republic of
Mozambique Pipeline Investments Company (Pty) Limited in the prior period, operating profit increased by 16% as a result of increased sales volumes at higher margins, offset by higher cash fixed costs due to increased activity.
Sasol Synfuels – increased production volumes
Production volumes were 4% higher as a result of improved plant stability, production efficiencies and fewer planned maintenance shutdowns. The gains associated with higher oil prices were, however, offset by the stronger rand and the effect of the unrealised fair value loss of the oil hedge, resulting in operating profits decreasing by 7% to R7 815 million compared to the first six months of the previous financial year.
Sasol Oil – record results
Sasol Oil’s operating profit increased to R2 031 million, 118% higher than the comparable period due to improved production volumes resulting from refinery optimisation, reduced reliance on imports and increased sales volumes. Improved margins have resulted from stronger product prices on the back of higher prevailing crude oil prices. Growth in our retail network to 397 convenience centres has also enhanced performance.
International energy cluster
Sasol Synfuels International (SSI) – GTL production increasing
Production at the Oryx facility in Qatar is ramping up steadily, with both trains having operated simultaneously in December 2007. The Oryx operating profit contributed to a decrease in operating losses of SSI to R274 million, 25% more favourable than the comparable period a year earlier.
Sasol Petroleum International (SPI) – increased exploration activity
Operating profit decreased by 12% to R309 million compared with the first six months of the previous financial year, due mainly to increased exploration expenditure, partially offset by higher oil prices and increased sales volumes from our Gabon operation.

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

Chemical cluster
Sasol Polymers – higher margins
Operating profit increased by 90% to R497 million, due mainly to significant increases in margins, which have recovered off a low base. Plants from the Turbo project have increased the fixed cost base, but the impact thereof has been negated through foreign translation gains.
Sasol Solvents – higher sales prices achieved with relatively flat sales volumes
Operating profit increased by 13% to R556 million on the back of improved sales prices, which negated the effect of higher raw material costs.
Sasol Olefins & Surfactants – restructuring process progressing well
An operating profit of R458 million was achieved compared to a break-even position for the comparable period a year earlier. The first steps in the restructuring process were the shutdown of the Baltimore and Porto Torres linear alkyl benzene plants, cost reduction in all remaining units and efforts to recover the increase in feedstock costs in selling prices.
Other chemical businesses – improved performance
Sasol Wax increased its operating profit by 55% to R416 million primarily due to improved product margins and the sale of Paramelt RMC BV.
Sasol Nitro recorded an improvement of 69% in operating profit to R545 million, primarily due to higher sales volumes in the explosives business, higher fertiliser and ammonia selling prices, and the sale of Sasol Dyno Nobel (Pty) Limited.
Gearing – share repurchase programme advanced
Gearing has increased from 22% at 30 June 2007 to 32% at 31 December 2007, due primarily to the share repurchase programme.
During the current period, we repurchased a total of 22 173 525 Sasol ordinary shares at an average price of R329,23 per share. Total shares repurchased since the inception of the programme in March 2007 represent about 5,88% of our issued share capital at 31 December 2007.
Profit outlook – good earnings growth for the full 2008 financial year
We are currently commissioning new production capacity at Arya Sasol and Oryx GTL’s output is steadily increasing. We expect to see the benefits in our earnings during the second half of the 2008 financial year and into the 2009 financial year, when production at these plants ramps up.
Taking into account our assumptions on prices and currencies, the earnings for the full 2008 financial year will reflect good growth compared with the 2007 financial year. The effects of our BEE transactions as announced in September 2007, which are expected to have material non-cash accounting effects, have not been taken into account in this outlook.
Disposal of businesses
On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC BV, operating in the
Netherlands, realising a profit of R129 million.
In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS
Refiners (Pty) Limited in South Africa, realising a profit of R108 million.

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

On 17 September 2007, Sasol Nitro disposed of 50% of its investment in Sasol Dyno Nobel (Pty)
Limited in South Africa and realised a profit of R114 million.
On 13 November 2007, Sasol Chemical Industries Limited disposed of its joint venture investment in African Amines (Pty) Limited in South Africa and realised a loss of R3 million.
Post balance sheet events
Sasol Chemical Industries Limited and Mitsubishi Chemical Corporation agreed to dissolve their
Acrylates joint venture in South Africa, in terms of which Sasol Chemical Industries Limited acquired effective control from 24 January 2008.
On 20 February 2008, the South African Minister of Finance announced that the corporate tax rate would be reduced from 29% to 28%. The effect of this reduction on our taxation will be reflected in our annual financial statements for the year ended 30 June 2008.
Declaration of cash dividend number 57
An interim cash dividend of South African R3,65 per share (2007: R3,10 per share) has been declared.
The salient dates for holders of ordinary shares are:
Last day for trading to qualify for and participate in the interim dividend (cum dividend)
Friday, 4 April 2008
Trading ex dividend commences
Monday, 7 April 2008
Record date
Friday, 11 April 2008
Dividend payment date
Monday, 14 April 2008
Holders of American Depositary Receipts*
Last day for trading to qualify for and participate in the interim dividend (cum dividend)
Tuesday, 8 April 2008
Record date
Friday, 11 April 2008
Date of currency conversion
Tuesday, 15 April 2008
Dividend payment date
Monday, 21 April 2008
*all dates approximate as the NYSE approves the record date after receipt of the dividend declaration.
On Monday, 14 April 2008, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Monday, 14 April 2008.
Share certificates may not be dematerialised or re-materialised between Monday, 7 April 2008 and
Friday, 11 April 2008, both days inclusive.
On behalf of the board
Pieter Cox
Pat Davies
Christine Ramon
Chairman
Chief executive
Chief financial officer
Sasol Limited
10 March 2008

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196 PO Box 5486, Johannesburg
2000, South Africa
Share registrars: Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
Directors (non-executive): PV Cox (Chairman), E le R Bradley*, BP Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*,
A Jain (Indian), IN Mkhize*, S Montsi*, TH Nyasulu, JE Schrempp (German)*, TA Wixley*
(executive): LPA Davies (Chief executive), KC Ramon(Chief financial officer), VN Fakude, AM Mokaba *Independent
Company secretary: NL Joubert
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
JSE
NYSE
Share code:
SOL
SSL
ISIN code:
ZAE000006896                          US8038663006
American depositary receipts (ADR) program: Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, NY 10286, USA
Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words
such as “believe”, “anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.
The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 21
November 2007 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million.
Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2007 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as
published by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim
Financial Reporting) and the South African Companies Act, 1973, as amended.
The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2007, except as follows:
·  Sasol Limited has revised the format of its interim financial results in line with the amendments to IAS 34,
    Interim Financial Reporting. IAS 34 has been amended as a result of IAS 1, Presentation of Financial
    Statements (as revised 2007). Sasol Limited has early adopted these amendments.

·  Sasol Limited has early adopted IFRIC 14 – IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding
    Requirements and their Interaction. The adoption did not have a significant impact.
These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available for sale financial assets, are stated at fair value.
The condensed consolidated interim financial results are presented in rand, which is Sasol Limited’s functional and presentation currency.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Sasol Limited interim financial results for the six months ended 31 December 2007
________________________________________________________________________________________________________

Significant changes in contingent liabilities since 30 June 2007
In January 2008, Yellow Rock was awarded damages in the amount of US$9,2 million, plus interest against Sasol North
America LLC, who will be appealing the decision. A liability for the damages amounting to R76 million (US$11 million) has been recognised at 31 December 2007.
Independent review by the auditors
The condensed consolidated interim statement of financial position at 31 December 2007 and the related condensed consolidated interim income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended have been reviewed by KPMG Inc. Their unmodified review report is available for inspection at the registered office of the company.

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
STATEMENT OF FINANCIAL POSITION
at
31-Dec-07
31-Dec-06
30-Jun-07
Reviewed
Reviewed
Audited
Rm
Rm
Rm
ASSETS
Property, plant and equipment
54 301
42 421 50 515
Assets under construction
23 424
24 362 24 611
Goodwill
607
457 586
Other intangible assets
586
664 629
Post-retirement benefit assets
532
80 363
Deferred tax assets
808
604 845
Other long-term assets
3 080
2 697 3 134
Non-current assets
83 338
71 285 80 683
Assets held for sale
6
11 794 334
Inventories
17 028
9 004 14 399
Trade and other receivables
17 787
12 035 16 994
Short-term financial assets
239
161 22
Cash restricted for use
768
710 646
Cash
3 956
6 057 5 987
Current assets
39 784
39 761 38 382
Total assets
123 122
111 046 119 065
EQUITY AND LIABILITIES
Shareholders' equity
60 228
57 917 61 617
Minority interest
1 759
1 515 1 652
Total equity
61 987
59 432 63 269
Long-term debt
12 687
15 139 13 359
Long-term financial liability
51
36 53
Long-term provisions
4 048
3 643 3 788
Post-retirement benefit obligations
3 887
2 591 3 661
Long-term deferred income
2 942
2 150 2 765
Deferred tax liabilities
8 657
7 216 8 304
Non-current liabilities
32 272
30 775 31 930
Liabilities in disposal group held for sale
-
5 236 35
Short-term debt
8 671
2 694 5 621
Short-term financial liabilities
1 318
507 383
Other current liabilities
16 971
12 084 17 282
Bank overdraft
1 903
318 545
Current liabilities
28 863
20 839 23 866
Total equity and liabilities
123 122
111 046 119 065
Note: At December 2006, Sasol O&S was classified as held for sale and all attibutable assets and liabilities relating to the disposal group were disclosed as part of assets and liabilities held for sale. The business was reclassified as a continuing operation during
March 2007.

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
INCOME STATEMENT
for the period ended
half-year
half-year
full year
31-Dec-07
31-Dec-06
30-Jun-07
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Turnover
55 517
48 481
98 127
Cost of sales and services rendered
(32 548)
(30 277)
(59 997)
Gross profit
22 969
18 204
38 130
Non-trading income
215
578
639
Marketing and distribution expenditure
(3 226)
(2 842)
(5 818)
Administrative expenditure
(2 480)
(2 612)
(6 094)
Other operating expenditure
(3 468)
(1 141)
(1 236)
Other expenditure¹
(3 439)
(885)
(1 004)
Translation losses
(29)
(256)
(232)
Operating profit
14 010
12 187
25 621
Finance income
273
363
825
Finance expenses
(444)
(457)
(1148)
Share of profits of associates (net of tax)
121
192
405
Profit before tax
13 960
12 285
25 703
Taxation
(4 393)
(4 074)
(8 153)
Profit for the period
9 567
8 211
17 550
Attributable to
Owners of Sasol Limited
9 148
7 981
17 030
Minority interests in subsidiaries
419
230
520
9 567
8 211
17 550
Earnings per share
Rand
Rand
Rand
Basic earnings per share
15,05
12,79
27,35
Diluted earnings per share²
14,85
12,60
27,02
¹ Included in other expenditure is an unrealised fair value loss of R1,1 billion (June 2007 - loss of R0,2 billion) that relates to the revaluation of the crude oil hedge.
² Diluted earnings per share is calculated taking the Sasol Share Incentive Scheme into account.
Note: The income statement for December 2006 has been restated for the effect of the reclassification of Sasol O&S as a continuing operation.

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
STATEMENT OF COMPREHENSIVE INCOME
for the period ended
half-year
half-year
full year
31-Dec-07
31-Dec-06
30-Jun-07
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Profit for the period
9 567
8 211 17 550
Other comprehensive income
Effect of translation of foreign operations
53
(242) (258)
Effect of cash flow hedges
(30)
- -
Available-for-sale financial assets
1
- -
Tax on other comprehensive income
(4)
(1) -
Other comprehensive income for the period, net of tax
20
(243) (258)
Total comprehensive income for the period
9 587
7 968 17 292
Attributable to
Owners of Sasol Limited
9 169
7 743 16 772
Minority interests in subsidiaries
418
225 520
9 587
7 968 17 292

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
STATEMENT OF CHANGES IN EQUITY
for the period ended
half-year
half-year
full year
31-Dec-07
31-Dec-06
30-Jun-07
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Opening balance
63 269
52 984 52 984
Shares issued during period
262
160 332
Repurchase of shares
(7 300)
- (3 669)
Share based payment expense
77
92 186
Change in shareholding of subsidiaries
73
1 129 1 165
Total comprehensive income for the period
9 587
7 968 17 292
Dividends paid
(3 597)
(2 683) (4 613)
Dividends paid to minority shareholders
(384)
(218) (408)
Closing balance
61 987
59 432 63 269
Comprising
Share capital
3 890
3 456 3 628
Share repurchase programme
(10 969)
- (3 669)
Retained earnings
66 660
53 990 61 109
Share based payment reserve
1 043
872 966
Foreign currency translation reserve
(389)
(435) (443)
Investment fair value reserve
3
2 2
Cash flow hedge reserve
(10)
32 24
Shareholders' equity
60 228
57 917 61 617
Minority interest
1 759
1 515 1 652
Total equity
61 987
59 432 63 269

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
STATEMENT OF CASH FLOWS
for the period ended
half-year
half-year
full year
31-Dec-07
31-Dec-06
30-Jun-07
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Cash receipts from customers
54 857
49 229 97 339
Cash paid to suppliers and employees
(40 746)
(35 655) (68 914)
Cash generated by operating activities
14 111
13 574 28 425
Finance income
504
600 1 059
Financing expenses paid
(935)
(724) (1 816)
Tax paid
(4 712)
(3 557) (7 251)
Dividends paid
(3 597)
(2 683) (4 613)
Cash retained from operating activities
5 371
7 210 15 804
Additions to non-current assets
(4 577)
(6 050) (12 045)
Acquisition of businesses
-
(221) (285)
Disposal of businesses
686
2 183 2 200
(Cash) / bank overdraft disposed of on disposal of businesses
(31)
33 33
Other net cash flows from investing activities
44
(183) (441)
Cash utilised in investing activities
(3 878)
(4 238) (10 538)
Share capital issued
262
160 332
Share repurchase programme
(7 300)
- (3 669)
Dividends paid to minority shareholders
(384)
(218) (408)
Decrease in long-term debt
(2 014)
(43) (13)
Increase in short-term debt
4 685
63 865
Cash effect of financing activities
(4 751)
(38) (2893)
Translation effects on cash and cash equivalents of foreign operations
(9)
12 (24)
Movement in cash and cash equivalents
(3 267)
2 946 2 349
Cash and cash equivalents at beginning of period
6 088
3 244 3 244
Net reclassification from held for sale
-
259 495
Cash and cash equivalents at end of period
2 821
6 449 6 088

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
SEGMENT REPORT
for the period ended
Turnover
Operating profit
Rm
Business unit analysis
Rm
full year
half-year
half-year
half-year
half-year
full year
30-Jun-07
31-Dec-06
31-Dec-07
31-Dec-07
31-Dec-06
30-Jun-07
Audited
Reviewed
Reviewed
Reviewed
Reviewed
Audited
77 019 38 670
45 315
South African energy cluster
11 334
10 869 21 775
6 042 2 837
3 387
Mining
565
411 1 171
3 702 1 878
2 173
Gas
923
1 167 1 936
29 084 14 694
16 987
Synfuels
7 815
8 360 16 251
38 191 19 261
22 768
Oil
2 031
931 2 417
1 465 761
1 407
International energy cluster
35
(14) (463)
65 82
577
Synfuels International
(274)
(366) (763)
1 400 679
830
Petroleum International
309
352 300
58 881 29 149
31 804
Chemical cluster
2 396
1 165 4 293
9 410 4 661
4 749
Polymers
497
262 1 089
13 766 6 659
7 331
Solvents
556
490 1 106
22 582 11 113
12 175
Olefins & Surfactants
458
- 1 140
13 123 6 716
7 549
Other chemical businesses
885
413 958
2 843 1 120
2 616
Other businesses
245
167 16
140 208 69 700
81 142
14 010
12 187 25 621
(42 081) (21 219)
(25 625)
Intercompany turnover
98 127 48 481
55 517

Sasol Limited interim financial results for the six months ended 31 December 2007
SASOL LIMITED GROUP
SALIENT FEATURES
for the period ended
half-year
half-year
full year
31-Dec-07
31-Dec-06
30-Jun-07
Selected ratios
Return on equity %
15,0
14,4 29,8
Return on total assets %
11,9
11,9 24,2
Operating margin %
25,2
25,1 26,1
Borrowing cost cover times
15,4
17,6 14,8
Dividend cover times
4,2
4,2 3,0
Share statistics
Total shares in issue million
630,6
625,2 627,7
Treasury shares (share repurchase programme) million
37,1
- 14,9
Weighted average number of shares million
607,7
623,8 622,6
Diluted weighted average number of shares million
616,0
633,5 630,3
Share price (closing) Rand
339,00
258,79 266,00
Market capitalisation Rm
213 773
161 796 166 968
Net asset value per share Rand
101,48
92,64 100,55
Dividend per share Rand
3,65
3,10 9,00
Other financial information
Total debt (including bank overdraft)
- interest bearing
Rm
22 661
17 681 18 925
- non-interest bearing Rm
600
600 600
Borrowing costs capitalised Rm
660
386 989
Capital commitments Rm
21 605
13 664 18 575
- authorised and contracted Rm
27 095
30 116 28 416
- authorised, not yet contracted Rm
14 340
7 440 11 720
- less expenditure to date Rm
(19 830)
(23 892) (21 561)
Guarantees and contingent liabilities
- total amount
Rm
31 479
33 924 35 147
- liability included on balance sheet Rm
12 931
11 560 13 888
Significant items in operating profit
- employee costs
Rm
6 465
5 674 11 695
- depreciation and amortisation of non-current assets Rm
2 355
1 887 3 736
Effective tax rate %
31,5
33,2 31,7
Number of employees number
32 893
31 852 31 860
Average crude oil price - dated Brent US$/barrel
81,83
64,59 63,95
Average rand / US$ exchange rate 1US$ = Rand
6,94
7,23 7,20
Closing rand / US$ exchange rate 1US$ = Rand
6,87
7,01 7,04
Reconciliation of headline earnings
Rm
Rm
Rm
Profit for the period
9 567
8 211 17 550
Less minority interest
(419)
(230) (520)
Effect of capital items
(304)
(162) (1140)
Impairment of assets
27
114 208
Reversal of fair value write-down of disposal group held for sale
-
- (803)
Fair value write-down of disposal group held for sale
-
420 -
Profit on disposal of assets
(391)
(748) (749)
Loss on repurchase of participation rights in GTL venture
34
- -
Scrapping of property, plant and equipment
26
52 204
Tax effects and minority interest
7
(93) (93)
Headline earnings
8 851
7 726 15 797
Capital items per above
Mining
(3)
8 13
Gas
-
(371) (370)
Synfuels
-
(2) 64
Oil
(26)
(9) 2
Synfuels International
34
- -
Polymers
-
5 9
Solvents
23
47 152
Olefins & Surfactants
6
466 (707)
Other chemical businesses
(229)
9 8
Nitro
(114)
- -
Wax
(118)
(1) (4)
Other
3
10 12
Other businesses
(109)
(315) (311)
Capital items
(304)
(162) (1140)
Headline earnings per share
Rand
14,56
12,39 25,37
The reader is referred to the definitions contained in the 2007 Sasol Limited annual financial statements.
Note: The salient features for December 2006 have been restated to incorporate the effect of the reclassification of Sasol O&S as a continuing operation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 March 2008 By:
/s/ N L Joubert

Name:  Nereus Louis Joubert
Title:    Company Secretary